SECURITI ISSION

03011802

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH D.C. 155 SECTION

SEC FILE NUMBER
8-~~01-60635~~ 47806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Union Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Midstate Drive, Suite 215
(No. and Street)

Auburn	MA	01501-1856
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hildreth 508-832-0986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

One International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hildreth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Union Brokerage Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

We have audited the accompanying statements of financial condition of Credit Union Brokerage Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Union Brokerage Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2003

a member of
POLARIS™ INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 37,822	$ 48,655
Cash deposits with clearing organization	119,231	158,238
Total cash and cash equivalents	157,053	206,893
Securities owned, at fair value	202,094	205,969
Accrued interest receivable	3,008	3,008
Commissions receivable	190,212	3,612
Other assets	59,778	15,036
	$612,145	$434,518

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Due to clearing organization	$ 4,508	$ 2,450
Accounts payable and accrued expenses	20,604	42,050
Income taxes payable	56,871	30,195
Total liabilities	81,983	74,695
Stockholder's equity:		
Common stock, $.01 par value, 200,000 shares authorized; 100 shares issued	1	1
Additional paid-in capital	249,999	249,999
Retained earnings	280,162	109,823
Total stockholder's equity	530,162	359,823
	$612,145	$434,518

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$1,031,655	$ 582,466
Investment advisory income	11,065	
Interest income	13,280	12,490
Unrealized gain (loss) on securities owned	(3,875)	6,099
	1,052,125	601,055
Expenses:		
Commisions	421,637	240,694
Management fees	209,466	117,776
Clearing costs	21,833	23,478
Regulatory fees	13,873	15,311
Professional services	62,413	44,210
Insurance expense	3,283	937
Other operating expenses	39,566	1,162
	772,071	443,568
Income before income taxes	280,054	157,487
Provision for income taxes	109,715	55,238
Net income	$ 170,339	$ 102,249

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 1	$ 249,999	$ 7,574	$257,574
Net income	-	-	102,249	102,249
Balance at December 31, 2001	1	249,999	109,823	359,823
Net income	-	-	170,339	170,339
Balance at December 31, 2002	$ 1	$ 249,999	$ 280,162	$530,162

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 170,339	$ 102,249
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Accretion of investments	-	(200)
Unrealized (gain) loss on securities owned	3,875	(6,099)
Depreciation	509	-
Decrease in accrued interest receivable	-	545
Decrease in prepaid income taxes	-	4,485
Increase in commisions receivable	(186,600)	(3,612)
Increase in other assets	(40,222)	(6,280)
Increase in due to clearing organization	2,058	1,650
Increase (decrease) in accounts payable and accrued expenses	(21,446)	36,525
Increase in income taxes payable	26,676	30,195
Net cash provided (used) by operating activities	(44,811)	159,458
Cash flows from investing activities:		
Purchase of securities	-	200,000
Proceeds from maturities of securities	-	(200,000)
Purchase of equipment	(5,029)	-
Net cash used by investing activities	(5,029)	-
Net change in cash and cash equivalents	(49,840)	159,458
Cash and cash equivalents at beginning of year	206,893	47,435
Cash and cash equivalents at end of year	$ 157,053	$ 206,893
Supplementary information:		
Income taxes paid	$ 83,039	$ 18,344

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Credit Union Brokerage Services, Inc. (the "Company" or "CUBS"), a wholly-owned subsidiary of the Central Credit Union Fund, Inc. (the "Fund"), was established in May 1995 and commenced operations as a limited broker/dealer registered with the Securities and Exchange Commission in October of 1995.

The Company limits its brokerage activities to government securities and brokered certificates of deposit and introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds. Accordingly, the Company is exempt from the Securities and Exchange Commission's rule 15c3-3 under the exemptive provision of (k)(2)(ii). The Company has no liabilities subordinated to the claims of general creditors.

Business

The Company provides services principally to the Fund's member credit unions and is registered as a broker/dealer in Massachusetts, Maine, New Hampshire, Rhode Island and Vermont.

Securities owned

Securities owned are reflected at fair value, based on quoted market prices.

Revenue recognition

The Company recognizes commission revenue on securities and brokered certificates of deposit on the settlement date. Investment advisory fees are recorded when earned.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2. SECURITIES OWNED

At December 31, 2002 and 2001, securities owned consist of a federal agency obligation maturing on September 27, 2006.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $279,562, which was $274,562 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $81,983 at December 31, 2002.

4. RELATED PARTY TRANSACTIONS

Management agreement

The Company has entered into an agreement with the Fund which provides for payment of a monthly management fee to the Fund in consideration of rent and certain other administrative services. Management fees paid under this agreement amounted to $209,466 and $117,776 for the years ended December 31, 2002 and 2001, respectively.

Investment advisory agreement

The Company is compensated by the Fund for services provided under an investment advisory agreement. The Company earns a quarterly fee at the rate of 1/100 of 1% of designated assets, as defined. Fees earned under this agreement amounted to $6,065 for the year ended December 31, 2002. No such fees were earned during 2001.

Commission revenue

The Company earns commissions from the Fund and from credit unions represented on the Company's Board of Directors. For the years ended December 31, 2002 and 2001, commissions earned from related parties amounted to $423,836 and $336,889, respectively.

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Concluded)

5. INCOME TAXES

Allocation of federal and state income taxes is as follows:

	Years Ended December 31, 2002	2001
Current provision:		
Federal	$ 82,925	$37,871
State	28,351	12,750
Total current provision	111,276	50,621
Deferred provision (benefit):		
Federal	(1,193)	1,469
State	(368)	3,148
Total deferred provision (benefit)	(1,561)	4,617
Total provision	$109,715	$55,238

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

	Years Ended December 31, 2002	2001
Tax at statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	6.6	6.7
Surtax exemption	(1.4)	(5.6)
Effective rate	39.2%	35.1%

Schedule I

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002 and 2001

	2002	2001
Net Capital		
Total stockholder's equity	$ 530,162	$ 359,823
Less nonallowable assets:		
Commissions receivable	(177,875)	-
Equipment, net	(4,520)	-
Nonmarketable securities	(3,300)	(3,300)
Other assets	(51,958)	(11,736)
	(237,653)	(15,036)
Other deductions	(5,000)	(5,000)
Total stockholder's equity qualified for net capital	287,509	339,787
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	(7,947)	(9,344)
Net capital	$ 279,562	$ 330,443
Aggregate Indebtedness		
Items included in statements of financial condition:		
Due to clearing organization	$ 4,508	$ 2,450
Accounts payable, accrued expenses and income taxes payable	77,475	72,245
Total aggregate indebtedness	$ 81,983	$ 74,695
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 274,562	$ 325,443
Ratio: Aggregate indebtedness to net capital	.293 to 1	.226 to 1

Schedule I
(concluded)

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002 and 2001

A reconciliation of the net capital computation included herein with the capital computation included in the Focus Reports as of December 31, 2002 and 2001 is as follows:

	2002	2001
Total Capital		
Total capital per the Focus Report	$ 530,162	$ 359,823
Total stockholder's equity per the accompanying financial statements	$ 530,162	$ 359,823
Non-allowable Assets		
Non-allowable assets for net capital per the Focus Report	$ 241,723	$ 17,545
Adjustment for deferred taxes	(4,070)	(2,509)
Non-allowable assets for net capital reported herein	$ 237,653	$ 15,036
Net Capital		
Net capital per the Focus Report	$ 275,492	$ 327,934
Adjustment for deferred taxes	4,070	2,509
Net capital reported herein	$ 279,562	$ 330,443
Aggregate Indebtedness		
Amount per the Focus Report	$ 86,053	$ 77,204
Adjustment for deferred taxes	(4,070)	(2,509)
Amount reported herein	$ 81,983	$ 74,695

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Credit Union Brokerage Services, Inc. for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2003